Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

SilverCrest Metals Inc. (the “Company”)
Suite 501, 570 Granville Street
Vancouver, British Columbia
Canada V6C 3P1

Item 2.	Date of Material Change

December 19, 2017.

Item 3.	News Release

News Release dated December 19, 2017 was disseminated through NewsFile Corp.

Item 4.	Summary of Material Change

The Company completed a bought deal private placement offering of 9,572,810 units at $1.05 per unit for gross proceeds of $10,051,450.

Item 5.1	Full Description of Material Change

The Company completed a bought deal private placement offering announced on November 30, 2017 whereby the Company issued a total of 9,572,810 units of the Company (“Units”) at a price of $1.05 per Unit (the “Issue Price”) for gross proceeds of $10,051,450 (the Offering”). Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant is exercisable to acquire one common share of the Company (a “Common Share”) at a price of $1.45 until December 19, 2019. The Offering includes exercise in full of the underwriters’ option to purchase additional Units at $1.05 per Unit.

The Offering was led by National Bank Financial Inc. and PI Financial Corp. and included Cormark Securities Inc. and Eight Capital as underwriters pursuant to an underwriting agreement dated December 19, 2017 between the Company and the underwriters. The Company paid the underwriters a cash commission of $568,282 on the proceeds of the Offering.

The net proceeds of the Offering will be used for the Company’s continued exploration and drilling programs, to finalize a maiden resource estimate for the Las Chispas Project, and for general corporate purposes.

The Common Shares and Warrants issued under the Offering and the Common Shares issuable upon exercise of the Warrants are subject to a hold period that expires on April 20, 2018. The Offering is subject to final approval of the TSX Venture Exchange.

Certain directors, officers and other insiders of the Company (the “Insider Placees”) purchased or acquired direction and control over a total of 1,965,560 Units under the Offering. These subscriptions constituted “related party transactions” with the Company under applicable securities regulatory rules and policies. The Insider Placees and their Common Share positions before and after completion of the Offering are as follows:

Excluding Common Shares Issuable Pursuant to Exercise of Warrants:

	Number and
	Percentage of		Number of Common
	Common Shares	Number of	Shares Beneficially
	Beneficially Owned	Common Shares	Owned or Controlled	Percentage of
	or Controlled Prior	Acquired under the	(Directly or Indirectly)	Common Shares After
Insider Placee	to the Offering(1)	Offering	After the Offering	the Offering(2)

Nicholas Campbell	357,000 (0.66%)	95,000	452,000	0.71%

Dunham Craig	50,010 (0.09%)	48,000	98,010	0.15%

N. Eric Fier	3,396,575(3) (6.29%)	427,000	3,823,575	6.01%

Donald Smith Value Fund, L.P.	5,400,000 (9.99%)	1,200,000	6,600,000	10.38%

Bernard Poznanski	38,330 (0.07%)	24,000	62,330	0.10%

George Sanders	362,606 (0.67%)	24,000	386,606	0.61%

Graham C. Thody	368,576(4) (0.68%)	28,560(5)	397,136	0.62%

John Wright	40,000 (0.07%)	95,000	135,000	0.21%

Anne Yong	13,334 (0.02%)	24,000	37,334	0.06%

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(1)	Based on issued and outstanding Common Shares on an undiluted basis prior to completion of the Offering.
(2)	Based on issued and outstanding Common Shares on an undiluted basis after completion of the Offering.
(3)	Includes 3,000,000 Common Shares indirectly owned by Mr. Fier through Maverick Mining Consultants Inc., a company controlled by Mr. Fier.
(4)	Includes 25,005 Common Shares indirectly owned by Mr. Thody through Graham C. Thody Ltd., a company controlled by Mr. Thody.
(5)	Includes 6,881 Common Shares jointly acquired by Mr. Thody and his spouse over which shares Mr. Thody exercises control and direction.

Including Common Shares Underlying Warrants Issued under the Offering:

	Number and
	Percentage of		Number of Common
	Common Shares	Number of	Shares Beneficially
	Beneficially Owned	Common Shares	Owned or Controlled	Percentage of
	or Controlled Prior	Acquired under the	(Directly or Indirectly)	Common Shares After
Insider Placee	to the Offering	Offering(1)	After the Offering)(1)	the Offering(1)

Nicholas Campbell	357,000 (0.66%)	142,500	499,500	0.73%

Dunham Craig	50,010 (0.09%)	72,000	122,010	0.18%

N. Eric Fier	3,396,575(2) (6.29%)	640,500	4,037,075	5.90%

Donald Smith Value Fund, L.P.	5,400,000 (9.99%)	1,800,000	7,200,000	10.53%

Bernard Poznanski	38,330 (0.07%)	36,000	74,330	0.11%

George Sanders	362,606 (0.67%)	36,000	398,606	0.58%

Graham C. Thody	368,576(3) (0.68%)	42,840(4)	411,416	0.60%

John Wright	40,000 (0.07%)	142,500	182,500	0.27%

Anne Yong	13,334	36,000	49,334	0.07%

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(1)	Includes Common Shares underlying Warrants issued under the Offering, but excludes Common Shares underlying other outstanding warrants and options issued by the Company.
(2)	Includes 3,000,000 Common Shares indirectly owned by Mr. Fier through Maverick Mining Consultants Inc., a company controlled by Mr. Fier.
(3)	Includes 25,005 Common Shares indirectly owned by Mr. Thody through Graham C. Thody Ltd., a company controlled by Mr. Thody.
(4)

Includes 6,881 Common Shares jointly acquired by Mr. Thody and his spouse and 3,440 Common Shares underlying the Warrants jointly acquired by Mr. Thody and his spouse—Mr. Thody exercises or will exercise control and direction over such securities.

The Insider Placees participated in the Offering in order to assist the Company in raising the required funds to pursue its business objectives and for investment purposes. The subscriptions of the Insider Placees contributed $2,063,838 of gross proceeds to the Company’s treasury. The participation of each Insider Placee in the Offering received disinterested directors’ approval.

In connection with the Offering, the Insider Placees entered into Subscription Agreements with the Company that contain customary terms and are in the same applicable form as that entered into by other placees.

The subscriptions for Units by the Insider Placees constituted “related party transactions” within the meaning of TSX Venture Exchange Policy 5.9 and Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”) adopted in the Policy. The Company has relied on the exemptions from the formal valuation and minority approval requirements of MI 61-101 contained in sections 5.5(b) and 5.7(1)(a), respectively, of MI 61-101 in respect of related party participation in the Offering on the basis that, respectively, the securities of the Company are not listed or quoted on certain markets specified in MI 61-101 and neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the subscriptions for Units by the Insider Placees exceeded 25% of the Company’s “market capitalization” (as calculated for the purposes of MI 61-101). This material change report is not being filed more than 21 days prior to closing of the Offering due to the timing of the announcement of the Offering and closing occurring less than 21 days thereafter.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Anne Yong, Chief Financial Officer
Telephone: (604) 694-1730

Item 9.	Date of Report

December 28, 2017